Sterling Capital Funds

434 Fayetteville Street, Fifth Floor

Raleigh, NC 27601

(800) 228-2872

July 31, 2015

VIA EDGAR TRANSMISSION

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention: Ed Bartz

Re:	Delaying Amendment for Sterling Capital Funds

(the “Funds” or “Registrant”) Registration Statement

on Form N-14 (File No. 333-205870)

Dear Mr. Bartz:

Pursuant to Rule 473 under the Securities Act of 1933, as amended (the “Securities Act”), the Registrant is hereby filing a delaying amendment with respect to the above-referenced registration statement on Form N-14 (the “Registration Statement”) relating to the proposed reorganizations of each of the Sterling Capital Stratton Mid Cap Value Fund, Sterling Capital Stratton Real Estate Fund, and Sterling Capital Stratton Small Cap Value Fund with the Stratton Mid Cap Value Fund, Stratton Real Estate Fund, and Stratton Small Cap Value Fund, respectively. The Registration Statement was filed with the U.S. Securities and Exchange Commission (the “Commission”) on July 27, 2015 pursuant to Rule 488 under the Securities Act.

The Registrant hereby amends the Registration Statement to delay its effective date until the Registrant shall file a further amendment which specifically states that the Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to Section 8(a), may determine.

Pursuant to the requirements of the Securities Act and Rule 478 thereunder, this delaying amendment has been signed on behalf of the Registrant, in the City of Raleigh and the State of North Carolina on the 31st day of July 2015.

No fees are required in connection with this filing. If you have any questions or comments in connection with this delaying amendment, please call David Williams of Drinker Biddle & Reath LLP at (312) 569-1107.

Sincerely,

/s/ Todd M. Miller
Todd M. Miller Secretary Sterling Capital Funds